April 28, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, DC 20549-4628

Dear Mr. Hiller:

Re:

Energy Quest Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 14, 2009

Response Letter Dated January 5, 2010

File No. 000-28305

This letter responds to comments received by Energy Quest, Inc. from the Securities and Exchange Commission (“SEC” or Commission”) to the above-referenced filing.  Our comments are based on a thorough analysis and discussion, utilizing a core team of audit experts who provides services on Energy Quest, Inc. behalf.

Our response to the specific issues can be found in Attachment “A”.

We thank you in advance for considering our comments.  Should you have any question or need any additional information do not hesitate to contact me at 256-453-5335.

Best Regards,

Ron Foster

Secretary & Treasurer

103 Firetower Road ♦ Leesburg, Georgia 31763

Telephone: (404) 478-9845 ♦  Facsimile: (678) 623-5401

www.nrgqst.com

Attachment “A”

Form 10- K for the Fiscal Year Ended December 31, 2008

General

Comment:

1. We expect that you will need to amend your filings to comply with our prior comments and the additional comments in this letter.  Please submit draft amendments to your annual report and each subsequent interim report with your next reply. Please include an explanatory note in the forepart of each filing clarifying the reasons for the amendment and directing readers to those sections of the document where further details are provided. We expect that you will need to add error correction disclosures in a note to your financial statements to comply with SFAS 154. Please remind your auditors of the updating and explanatory language requirements pertaining to the reissuance of audit opinions.

Response:

The draft amendments are to follow.

Description of business, page 7

Comment:

2. We note your response to prior comment 1 clarifying that liquidity constraints have precluded any advance on the various joint venture projects with Vilma Enterprise, Willow Industries and Etanol del Pacifico Sur, S.A.  Please add disclosure clarifying this fact and that you have no avenue for funding these projects as stated in your reply.  If you disclose that the letters of intent remain active also describe the rationale by which you ascribe this status.

Response:

The disclosure clarifying that the various joint ventures have not advanced due to liquidity constraints is included in the draft amendments.

The Letters of Intent remain active since the company is continuously seeking other avenues of financing the various joint ventures.

103 Firetower Road ♦ Leesburg, Georgia 31763

Telephone: (404) 478-9845 ♦  Facsimile: (678) 623-5401

www.nrgqst.com

Controls and procedures, page 16

Comment:

3. We understand from your response to prior comment 2 that you intend to amend your filing to state that disclosure controls and procedures were effective as of December 31, 2008.  Given that you omitted this required disclosure, and considering the errors in your financial statements and the material weaknesses identified in your report on Internal Control over Financial Reporting under this heading, we do not see how you have reached this conclusion.

Nevertheless, if you conducted the evaluation and concluded that disclosure controls and procedures were effective then you should augment that disclosure to also clarify that in light of the omission and the errors it is evident that disclosure controls and procedures were not actually effective.  Please also understand that in concluding disclosure controls and procedures are effective, you need to be similarly confident in having all of the financial information that is required to be disclosed, such as financial statements and disclosures that comply with GAAP.

Therefore, a material weakness in your internal control over financial reporting will generally preclude an effective conclusion in your evaluation of disclosure controls and procedures, except where the weakness is completely unrelated to the financial information that is required to be included in your filings.

Response:

We will amend the Form 10-K filing to revise our disclosure related to our disclosure control as follows:

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

103 Firetower Road ♦ Leesburg, Georgia 31763

Telephone: (404) 478-9845 ♦  Facsimile: (678) 623-5401

www.nrgqst.com

As of the end of the period covered by this Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act.  Based upon, and as of the date of this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were not effective in light of the omissions and errors referred to in the attached amendments, but this is being addressed and streamlined to make sure it is effective for future periods.

Financial Statements

Statement of Cash Flow, page F-4

Comment:

4. We note your response to prior comment 3 concerning your write off of $80,000 of restricted cash during the year ended December 31, 2008.  You indicate that the restricted cash consisted of deposits that were necessary to comply with certain debt covenants, except that the funds were never deposited and you were unable to recover the $80,000. Please address the following points:

a. Please describe the circumstances under which you initially reported the $80,000 as a restricted cash balance, including details about the circumstances that have subsequently changed, describing the transfer arrangement, the reasons the $80,000 was never deposited, the identity of the individuals who took possession of the cash and an explanation of why  the amount could not be recovered.  Please include a complete description of your recovery efforts and all pertinent dates.

Response:

The company entered into a convertible debenture for project funding with Vasant Jain on September 4, 2007 for $120 Million dollars US.  One of the requirements of the debenture was for the company to list the debenture on the Euroclear System. The company employed Mr. Gilles Imbeault of Bern, Switzerland to act on behalf of the company in securing a Euroclear listing through the EFG Bank in Luxembourg. After being advised of the fees to obtain the listing with the Euroclear system $85,000 was wired to the requested account. $80,000 was to be deposited in the EFG bank and used for the Euroclear listing and $5,000 was for legal fees.

103 Firetower Road ♦ Leesburg, Georgia 31763

Telephone: (404) 478-9845 ♦  Facsimile: (678) 623-5401

www.nrgqst.com

The requested funds were wired to the Mr. Gilles H. Imbeault’s account to be deposited in an account at EFG Bank on behalf of the company. Mr. Imbeault joined the company as an employee to represent the company and facilitate the requirement of an agreement between Vasant Jain and Energy Quest, Inc. for a convertible debenture on September 4th, 2007.  On November 26, 2007, the company demanded the funds be returned and Mr. Imbeault indicated he would return the funds.  At December 31, 2007, the company classified these funds as restricted cash and disclosed in the notes to the financial statements that they were held on behalf of the company by a former officer and director.

After many subsequent additional requests, on February 1, 2008, the company engaged Bacchus Law Firm to pursue the return of these funds however without success.  (Copy of letter attached as Exhibit “A”).

b.

Please clarify which debt instruments on your balance sheet were related to these deposits, and tell us whether you were in or are currently in violation of your debt covenants as a result of your failure to provide the required $80,000 deposit.  Please describe the implications of your non-compliance for the financing arrangement and your operations.

Response:

The company entered a Convertible Debenture for project funding with Vasant Jain on September 4, 2007 for $120 Million dollars US.  The debt agreement was never finalized and is not included in our balance sheet, and therefore the Company was never and is not currently in violation of this debt covenant as a result of not securing the Euroclear listing through the EFG Bank in Luxembourg.

c.

Please submit the documentation by which you established custody of the $80,000 at December 31, 2007 in presenting this balance as your asset, as would be necessary to comply with GAAP.

Response:

Please find attached bank statement indicating transfer of the funds, as well as the statement from Gilles H. Imbeault (Exhibit “B”).

103 Firetower Road ♦ Leesburg, Georgia 31763

Telephone: (404) 478-9845 ♦  Facsimile: (678) 623-5401

www.nrgqst.com

Note 8 - Common Stock, page F-7

Comment

5. We note your response to prior comment 4, regarding your recognition of the settlement of debt for common stock prior to issuing the shares.  Although we understand that you may have negotiated a legally binding agreement to settle the debt, we do not see the propriety in reporting transactions in your financial statements that have not yet occurred. We also do not see any support for concluding that the debt has been effectively cancelled or that you have been legally released from the obligation through contractual execution alone.

As we understand the arrangement and your response, you had not issued the shares as of December 31, 2008 but you were still obligated to issue the shares.  The guidance in paragraph 16( a) of SF AS 140 clarifies that a liability is not extinguished if payment of the creditor has not occurred, whether this payment is in the form of cash or other financial assets such as common stock.  We believe that you would need to adhere to this guidance to properly conclude that your financial statements have been prepared in accordance.

Response

We believe the new agreement, in which the Company is required to issues shares in lieu of a cash settlement and is released from all future interest obligations, satisfies ASC 405-20-40-1(b) (or SFAS 140, paragraph 16(b)) with regard to the de-recognition of the liability.  The Company was released by the creditor through legal means upon signing the new agreement. At that time, the nature of the obligation changed from a cash obligation to an obligation to issue equity, which was completely under the control of management due to the fact that there were adequate shares authorized.

We also believe that although the amount is quantitatively material, the transaction was not qualitatively material.  The company had substantially no revenue, incurred losses since inception, and had negative working capital of $615,439 and an accumulative deficit of $5,575,042. We only had $792 of cash and no other tangible assets. This transaction had no impact on our past or future operations or cash flows. Our stock is thinly traded and our investors were not influenced by the transaction. In fact, there were no shares traded on April 14, 2009, the date the Form 10-K was filed, through April 16, 2009. Aside from 1,500 shares traded on April 17, 2009, no other shares were traded until April 23, 2009.

Based on the above, we believe the accounting is correct and do not believe a restatement of our December 31, 2008 balance sheet is warranted.

103 Firetower Road ♦ Leesburg, Georgia 31763

Telephone: (404) 478-9845 ♦  Facsimile: (678) 623-5401

www.nrgqst.com

Exhibit 31.1 and 31.2

Comment

6.

We note your response to prior comment 5, indicating that you will correct the officer certifications in an amendment to your filing.  You will also need to update the certifications to comply with Rule 12b-15 of Regulation 12B. Please submit the certifications to be included in your amended filing.

Response

The correct certifications will be provided in the amended filings.

103 Firetower Road ♦ Leesburg, Georgia 31763

Telephone: (404) 478-9845 ♦  Facsimile: (678) 623-5401

www.nrgqst.com